

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2021

Michael Bristow
President and Chief Executive Officer
ARCA biopharma, Inc.
10170 Church Ranch Way, Suite 100
Westminster, CO 80021

      Re: ARCA biopharma, Inc.
          Registration Statement on Form S-3
          Filed March 22, 2021
          File No. 333-254585

Dear Dr. Bristow:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Brent D. Fassett, Esq.